Chapman and Cutler LLP
                             111 West Monroe Street
                             Chicago, Illinois 60603


                                 July 18, 2018


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549


                 Re: Guggenheim Defined Portfolios, Series 1780
            Guggenheim Balanced Income Builder Portfolio, Series 24
                       File Nos. 333-225305 and 811-03763
--------------------------------------------------------------------------------

Dear Mr. Bartz:

     This letter responds to your comment made during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1780, filed on May 31, 2018 with the Securities and Exchange Commission (the "Commission"). The registration statement proposes to offer the Guggenheim Balanced Income Builder Portfolio, Series 24 (the "Trust").

PROSPECTUS

Investment Summary -- Principal Investment Strategy

     1. The "Principal Investment Strategy" section states that the Trust may invest directly in U.S.-listed common stocks of non-U.S. companies. Will the Trust be able to invest in companies located in emerging markets? If so, please provide the appropriate disclosures.

     Response: The Trust may invest in companies located in emerging markets. The following sentence has been added as the fourth sentence of the second paragraph under the "Principal Investment Strategy" section: "The non-U.S. companies may be companies located in emerging markets."

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP

                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren